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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                               TO SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                AMENDMENT NO. 3
                                TO STATEMENT ON
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            ------------------------

                               FORE Systems, Inc.
                           (Name of Subject Company)

                             GEC Acquisition Corp.
                                GEC Incorporated
                      The General Electric Company, p.l.c.
      (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                                   (Bidders)
                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)
                                  34 5449 102
                     (CUSIP Number of Class of Securities)

                              Patricia A. Hoffman
                                GEC Incorporated
                             1500 Mittel Boulevard
                            Wood Dale, IL 60191-1073
                   (c/o Videojet Systems International, Inc.)
                                 (630) 238-3995
           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)


                                   Copies To:

        Philip A. Gelston, Esq.                 Jeffrey I. Gordon, Esq.
        Cravath, Swaine & Moore                  Mayer, Brown & Platt
            Worldwide Plaza                        Bucklersby House
           825 Eighth Avenue                    3 Queen Victoria Street
           New York, NY 10019                       London EC4N 8EL
       Telephone: (212) 474-1000                        ENGLAND
                                             Telephone: (011) 44-171-6200

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CUSIP No. 34 5449 102

   1.     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          GEC Acquisition Corp.
   2.     Check the Appropriate Box if a Member of a Group
               (a)  [X]
               (b)  [ ]
   3.     SEC Use Only

   4.     Source of Funds

          AF
   5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
   6.     Citizenship or Place of Organization

          Delaware

                       7. Sole Voting Power
   Number of
     Shares
  Beneficially         8. Shared Voting Power
    Owned by
      Each                28,118,876
   Reporting
     Person            9. Sole Dispositive Power
      With

                      10. Shared Dispositive Power

                           28,118,876

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

                      28,118,876

   12.    Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                              [ ]

          (See Instructions)

   13.    Percent of Class Represented by Amount in Row (11)

             Approximately 24.13% of the Common Stock Outstanding

   14.    Type of Reporting Person

          CO

                                       2

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CUSIP No. 34 5449 102

   1.     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          GEC Incorporated

   2.     Check the Appropriate Box if a Member of a Group
               (a) [X]
               (b) [ ]

   3.     SEC Use Only


   4.     Source of Funds

          BK

   5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6.     Citizenship or Place of Organization

          Delaware

                       7.  Sole Voting Power
   Number of
     Shares            8.  Shared Voting Power
  Beneficially
    Owned by               28,118,876
      Each
   Reporting           9.  Sole Dispositive Power
     Person
      With            10. Shared Dispositive Power

                           28,118,876

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

                   28,118,876

   12.    Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                            [ ]

          (See Instructions)

   13.    Percent of Class Represented by Amount in Row (11)

          Approximately 24.13% of the Common Stock

   14.    Type of Reporting Person

          CO

                                       3

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CUSIP No. 34 5449 102

   1.     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          The General Electric Company, p.l.c.

   2.     Check the Appropriate Box if a Member of a Group
               (a) [X]
               (b) [ ]

   3.     SEC Use Only


   4.     Source of Funds

          BK, OO

   5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)    [ ]

   6.     Citizenship or Place of Organization

          England

                       7.  Sole Voting Power
   Number of
     Shares
  Beneficially         8.  Shared Voting Power
    Owned by
      Each                   28,118,876
   Reporting
     Person            9.  Sole Dispositive Power
      With
                      10.  Shared Dispositive Power

                           28,118,876

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

                   28,118,876

   12.    Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                           [ ]
          (See Instructions)

   13.    Percent of Class Represented by Amount in Row (11)

          Approximately 24.13% of the Common Stock

   14.    Type of Reporting Person

          CO

     GEC Acquisition Corp., GEC Incorporated and The General Electric Company, p.l.c. ("GEC, p.l.c.") hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 Statement on Schedule 13D originally filed on April 30, 1999 (as subsequently amended, the "Statement"), with respect to an offer (the "Offer") to purchase all outstanding shares of common stock, $0.01 par value, of FORE Systems, Inc. a Delaware corporation (the "Company"), on the terms described in the Offer to Purchase dated April 30, 1999, as subsequently amended. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.      ADDITIONAL INFORMATION

     Item 10 of the Statement is hereby amended and supplemented by adding the following text thereto:

               On May 27, 1999, GEC, p.l.c. issued a press release, a copy of which is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS

               Item 11 is hereby amended and supplemented to add a new Exhibit as follows:

               (a)(8) Text of Press Release dated May 27, 1998, issued by GEC, p.l.c.


                                       5

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 1999



                                 GEC ACQUISITION CORP.,


                                 By /s/ JOHN C. MAYO
                                   ----------------------------
                                   Name:  John C. Mayo
                                   Title: President


                                 GEC INCORPORATED,


                                 By /s/ MICHAEL LESTER
                                   ----------------------------
                                   Name:  Michael Lester
                                   Title: Director


                                 THE GENERAL ELECTRIC COMPANY, P.L.C.,


                                 By /s/ JOHN C. MAYO
                                   ----------------------------
                                   Name:  John C. Mayo
                                   Title: Director


                                       6

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                                                                 EXHIBIT (a)(8)



                                                                 27th May, 1999

       GEC extends closing date for FORE Systems tender offer to 14 June


The General Electric Company, p.l.c., today announced the extension of the tender offer commenced on 30 April, 1999, by its wholly owned subsidiary GEC Acquisition Corp., to purchase all of the outstanding shares of common stock of FORE Systems, Inc. (Nasdaq-FORE) at $35 per share. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday 14 June, 1999, unless the tender offer is further extended. Approximately 33,468,199 FORE Systems shares have been tendered and not withdrawn as of 5:00 p.m., New York City time, on 26 May, 1999, in response to the tender offer.

The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired at 11:59 p.m. on May 26, 1999 and, accordingly, the condition to the offer relating to Hart-Scott-Rodino has been satisfied.

The tender offer remains subject to completion of a 30 day review by the Committee on Foreign Investment in the United States (CFIUS). The 30 day review commenced on 10 May, 1999, when GEC and FORE Systems filed a Joint Voluntary Notice with CFIUS, and will expire on 9 June, 1999, unless extended.

In addition, the tender offer remains subject to obtaining certain regulatory clearances from the United Kingdom, Germany, Ireland and Italy. The proposed acquisition of FORE Systems was notified to the U.K. Office of Fair Trading and the German Federal Cartel Office on 11 May, 1999, notified to the Italian Autorita Garante Dell Concorrenza e del Mercato on 13 May, 1999 and notified to the Irish Minister for Enterprise Trade & Employment on 14 May, 1999. Other than receiving the clearance in respect of CFIUS and these European regulatory clearances, there are no other regulatory related conditions to the tender offer to be satisfied.

The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United States.